IQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

Via EDGAR

April 11, 2019

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Paul Fisher

Re: IQSTEL Inc.

Offering Statement on Form 1-A/A

Filed on March 28, 2019

File no. 024-10950

Dear Mr. Fisher:

I write on behalf of IQSTEL Inc., (the “Company”) in response to Staff’s letter of April 03, 2019, by Division of Corporation Finance Office of Telecommunications, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Offering Statement on Form 1-A/A, filed March 28, 2019 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amended Form 1-A Filed on March 28, 2019

Cover Page

1. We note your response to prior comment 1. Please further revise Part I, Item 4 to reflect that the number of securities offered is 2,450,000, as opposed to 2,000,000. Also disclose that the portion of the aggregate offering price attributable to securities being offered on behalf of selling securityholders is $2,700,000 and the total (the sum of the aggregate offering price and aggregate sales in the four preceding paragraphs) is $14,700,000. Lastly, revise your responses in Item 4 regarding sales commissions and service providers to be consistent with your response to prior comment 4 that you do not have a sales agent as part of the primary offering.

In response to this comment, we have updated Part I, Item 4 accordingly.

Exhibits

2. Portions of the form of subscription agreement you filed as an exhibit do not appear to relate to the offering or the company described in your offering statement. For example, it refers to the receipt of a "Prospectus" by the subscriber and that the Company has only recently been incorporated. There are also no references to the investor or investment limitations of your Tier 2 Regulation A offering. Please advise or revise. Lastly, please remove the subscriber representation that "he is not relying upon any representations by the Company or its representatives other than those contained in the Prospectus."

In response to this comment, we have made the proper changes and have included a new version of the subscription agreement.

Financial Statements

Financial Statements, page F-1

3. Please update your financial statements pursuant to Part F/S(b)(3)(B), (b)(5) and (c) of Form 1-A.

In response to this comment, we have updated the financial statements by including those as of December 31, 2017 and December 31, 2018; corresponding to the company’s fiscal year end. With this information we have also updated the accompanying notes to the financial statements; and management discussion and analysis of the Results of Operations for the Years Ended December 31, 2018 and 2017.

We have also updated the following information, showing data to the most recent relevant date:

•Number of shares of common stock outstanding before the offering of common stock.

•Number of shares of common stock outstanding after the offering of common stock.

•Risk Factors Related to the Business of the Company

oBecause our auditor has issued a going concern opinion regarding our company, there is an increased risk associated with an investment in our company.

oOur customers, could experience financial difficulties, which could adversely affect our revenues and profitability if we experience difficulties in collecting our receivables.

•Risks Related to the Offering and the Market for our Stock

oInvestors in this offering will experience immediate and substantial dilution.

•Etelix Operational and Commercial Highlights from January 2018 to December 2018

•Dilution

•Convertible Securities

Sincerely,

/s/ Leandro Iglesias

Leandro Iglesias